Contact

www.linkedin.com/in/skip-hulsey
(LinkedIn)

Top Skills

Renovation
Multiple Listing Service
Sales Strategy

Skip Hulsey

Founder @ Lagom Development | MRED Candidate

Atlanta, Georgia, United States

Summary

We're building Lagom to fix what's broken in American housing.

Today, 87% of renters are priced out of ownership. Developers can't hit sub-$300K price points. And the homes we do build are often too big, too expensive, or too far from where people want to live.

Lagom is a vertically integrated housing company solving this from the ground up, literally.

We're acquiring the IP and factory behind next-gen SIPs (structural insulated panels) that let us build 25% cheaper, 50% faster, and 75% more energy-efficient.

We're launching cottage-style, condo, and townhome communities under $250K, starting with 248 homes in Athens, GA.

And we're wrapping it all in a homebuying app that brings selection, financing, and ownership into a single, frictionless interface.

My goal?
72,000 homes per year by 2033.
Because the only way to fix housing is to rebuild the system.

Experience

Lagom Development
Founder
January 2024 - Present (2 years 3 months)
Georgia, United States

SimpleShowing
Vice President
January 2020 - Present (6 years 3 months)
Atlanta, Georgia, United States

Legacy Housing Corporation
Regional Director of Sales And Marketing
January 2017 - May 2019 (2 years 5 months)
Atlanta, Georgia, United States

HMR Real Estate
Realtor
November 2015 - January 2017 (1 year 3 months)
Atlanta, Georgia, United States

Education

Auburn University
MRED, Real Estate Development · (July 2024 - May 2026)

Georgia Gwinnett College
Bachelor of Business Administration - BBA, Economics · (August 2015)